

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2007

Via Facsimile (214) 965-5964 and U.S. Mail

Amar Budarapu
Baker & McKenzie LLP
2001 Ross Avenue, Suite 2300
Dallas, Texas 75201

RE: Quanta Capital Holdings LTD
Schedule TO-I filed June 1, 2007, as amended
Schedule 13E-3 filed June 1, 2007, as amended
File No. 5-79932

Dear Mr. Budarapu:

We have the following comments on the above-referenced filings.

General

1.   Please note that your tender offer filings have been inappropriately filed as Schedules
        TO-I as opposed to Schedules TO-C.

Special Factors, page 8

2.   Each presentation, discussion, or report held with or presented by an outside party that is
        materially related to the Rule 13e-3 transaction, whether oral or written, is a separate
        report that requires a reasonably detailed description meeting the requirements of Item
        1015 of Regulation M-A. This requirement applies to both preliminary and final reports.
        Revise to summarize all the presentations made by your advisors during the course of the
        meetings you have described, and file any written materials as exhibits pursuant to Item 9
        of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

3.   Expand your disclosure in this section to describe the alternatives considered in greater
        detail. Refer to Item 1013(b) of Regulation M-A.

Potential Effects On Quanta and Purchaser, page 13

4.   Please expand your disclosure to describe in greater detail why the transaction represents an improvement to the company's capital structure.

5.   Where appropriate please include a discussion of the tax consequences in the special factors section. Refer to Item 1013(d) of Regulation M-A.

Fairness, page 14

6.   As this transaction may have different effects on unaffiliated security holders who choose to tender and those who choose not to tender, you should revise your fairness discussion to provide a fairness determination with respect to each group of unaffiliated security holders. See Q&A No. 19 in Exchange Act Release No. 17719 (April 13, 1981).

7.   Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). For example, please expand your disclosure to discuss going concern value. In addition, to the extent practicable, provide quantification. For instance, please quantify liquidation value, if known. Your disclosure should also address the procedural factors set forth in Items 1014 (c)-(e). Please note that conclusory statements are insufficient.

8.   Please explain what consideration the board gave to the financial presentation.

Conditions of the Tender, page 25

9.   We note that you reserve the right to terminate the offer in the event a condition is triggered "regardless of the circumstances (including any action or inaction by Purchase) . . ." Allowing acts or omissions by the company to trigger a condition to the offer may render the offer illusory in that the circumstances giving rise to the existence of a condition are within the control of the company. Please revise your disclosure accordingly.

10.   Stating that the determination as to whether any of the offer conditions has occurred is in the sole judgment of Quanta renders the offer potentially illusory. Please revise to include a standard of reasonableness.

11.   We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are

aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

12.   We note your statement that your determinations will be "final and binding on all parties."   Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document.

U.S. Federal Income Tax Considerations, page 36

13.   Revise to clarify that you are discussing the material tax consequences as opposed to "certain" material tax consequences. In addition, lease delete the statement that the discussion is for "general information only." Investors are entitled to rely on your disclosure.

14.   Delete the IRS Circular 230 disclaimer or explain why you believe it is appropriate.

Where you can find more information, page 48

15.   Please explain the authority for your ability to forward incorporate by reference.

Closing Information

Please amend your filings as appropriate to comply with our comments. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. Please also note the location of any material changes made for reasons other than in response to our comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments. Please be advised that you may be required to extend this offer in order to allow security holders to assimilate the new disclosure about the offer provided in response to our comments.

In connection with responding to our comments, please provide, in writing, a statement from all bidders and filing persons acknowledging that:

- you are responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

June 21, 2007

- you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions